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                            May 23, 2022

       Andrew Reichert
       Chief Executive Officer
       Birgo Reiturn Fund Manager LLC
       848 W. North Avenue
       Pittsburg, PA 15233

                                                        Re: Birgo Reiturn Fund
Manager LLC
                                                            Amendment No. 2 to
Form 1-A
                                                            Filed May 12, 2022
                                                            File No. 024-11783

       Dear Mr. Reichert:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 29, 2022 letter.

       Amendment No. 2 to Form 1-A filed May 12,2022

       General

   1. We note your revisions on the cover page in response to prior comment 1 that any change would be conspicuously
displayed at your Reiturn Fund Platform. Please provide your analysis showing how
you concluded that you would not need to amend your offering statement to reflect
such changes. Also, please revise your disclosure elsewhere in your filing including, for
example, the summary to clarify the circumstances in which you may offer securities at a
price other than the prior quarter   s NAV per Unit, including what
                                                        force majeure events
may affect this determination.
 Andrew Reichert
Birgo Reiturn Fund Manager LLC
May 23, 2022
Page 2
Audited Financial Statement, page F-1

2. We note from your response to comment 4 that as of December 31, 2021 you were an unfunded shell with no assets. Please tell us what authoritative guidance management relied upon in its determination to omit an audited balance sheet as of December 31, 2021.
      In your response, please reference Part F/S(b)(3)(A) of Form 1-A.
Exhibits

3. Please file all material exhibits including, for example, the escrow agreement with North
      Capital, the License Agreement with Birgo and the consent of Cohen & Co to the tax disclosure on page 67.
        You may contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related matters.
Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.



                                                           Sincerely,
FirstName LastNameAndrew Reichert
                                                           Division of
Corporation Finance
Comapany NameBirgo Reiturn Fund Manager LLC
                                                           Office of Real
Estate & Construction
May 23, 2022 Page 2
cc:       Charles R. Berry, Esq.
FirstName LastName